Tejon Ranch Co.

P.O. Box 1000

Lebec, California 93243

May 14, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sara von Althann

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-231032)

Ladies and Gentlemen:

Tejon Ranch Co. (the “Company”) hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-231032) be accelerated so that the referenced Registration Statement will become effective on Monday, May 20, 2019, at 9:00 a.m., Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to me at (661) 663-4220.

Sincerely,

TEJON RANCH CO.

By:	/s/ Robert Velasquez
Robert Velasquez
Senior Vice President and Chief Financial Officer

cc:	Peter Wardle, Gibson, Dunn & Crutcher LLP
Ari Lanin, Gibson, Dunn & Crutcher LLP